Filed by SCANA Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: SCANA Corporation
(Commission File No.: 1- 8809)

EMAIL SENT TO SELECTED CUSTOMERS

All,

Last week, SCANA announced a merger with Dominion Energy. The merger represents a positive resolution to what has been a very difficult situation - a solution that’s far better for our customers and the communities we serve than what SCANA can do on its own.

The terms of the proposed merger include:

•
A $1.3 billion rate credit payable to retail electric customers by check -- about $1,000 per residential electric customer on average; industrial and commercial electric customers would get much more on average.  (If you want to get an estimate of the refund amount for your business, contact your Account Manager or me.)

•	A 5 percent rate reduction for all retail electric customers.

•	The addition of a natural gas power plant to serve customers’ power needs with customers paying no portion of the initial capital investment.

•	3-year retail electric base rate moratorium

•	A shorter recovery period for nuclear abandonment costs, reduced from 50 years to 20 years - a 60 percent reduction that will save electric customers more than $10 billion.

•	A million dollars a year more in charitable contributions in the communities we serve.

SCANA would operate as a wholly-owned subsidiary of Dominion Energy allowing us to maintain our significant community presence, local management structure and the headquarters of SCE&G here in South Carolina.

Like SCANA, Dominion Energy’s reputation for safety and reliability is outstanding.  Dominion Energy is recognized by Fortune magazine consistently as one of the most admired utilities in the nation. It is also ranked among the best places to work. Dominion Energy and SCANA joining together would promote economic growth and access to new energy resources in our state, bringing a brighter energy future to South Carolina.

Our ability to ensure that our customers realize the benefits of the merger depends on obtaining regulatory approval of the merger plan.

Sincerely,

Bill Watkins
Manager, Large Customer Accounts & Services
South Carolina Electric & Gas Company

IMPORTANT ADDITIONAL INFORMATION
In connection with the proposed transaction between Dominion Energy, Inc. and SCANA Corporation, Dominion Energy will file with the SEC a Registration Statement on Form S-4 that will include a combined Proxy Statement of SCANA and Prospectus of Dominion Energy, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Dominion Energy and SCANA will be submitted to SCANA’s shareholders for their consideration. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Shareholders of SCANA are urged to read the registration statement and the proxy statement/prospectus regarding the transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.
Shareholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Dominion Energy and SCANA, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com or to SCANA Corporation, 220 Operation Way, Mail Code 0133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.
PARTICIPANTS IN THE SOLICITATION
Dominion Energy, SCANA and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dominion Energy’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 20, 2017, Dominion Energy’s Annual Report on Form 10-K, which was filed with the SEC on February 28, 2017 and certain of its Current Reports on Form 8-K. Information regarding SCANA’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 24, 2017, SCANA’s Annual Report on Form 10-K, which was filed with the SEC on February 24, 2017 and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described under Important Additional Information.